UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2024
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports First Quarter 2024 Results

Consolidated
•	On April 3, 2024, we announced an agreement with AT&T to acquire its participation in Sky. The transaction is subject to customary regulatory approvals.
•	Revenue and Operating Segment Income (“OSI”) declined by 4.8% and 12.5%, respectively, translating into a 36.8% margin.
•	Operating Cash Flow (“OCF”)[1], increased by 37.2%, for a 24.0% margin.

Cable
•	Successfully passed 135 thousand homes with fiber-to-the-home (“FTTH”) during the quarter, reaching more than 19.7 million homes passed with our network.
•	Broadband subscribers of 5.7 million increased by 11 thousand as we execute our strategy to focus on value customers and keep working on further churn reduction.
•	Revenue and OSI declined 1.8% and 8.7% respectively, for a 39.2% margin.

Sky
•	Total Revenue Generating Units (“RGUs”) of approximately 5.9 million, with approximately 251 thousand net-disconnections.
•	Revenue and OSI fell by 12.3% and 24.4%, respectively, for a 29.8% margin.

Earnings Call Date and Time: Friday, April 26, 2024, at 11:00 A.M. ET.
Conference ID # is 0617670

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 12:00 P.M. ET with the access code #7935890 on April 26th and will end at midnight on May 10th.

1  OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of March 31, 2024 and December 31, 2023, and for the three months ended March 31, 2024 and 2023.

Consolidated Results

Mexico City, April 25, 2024 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the first quarter of 2024. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials have been adjusted to reflect the impact of the spin-off of Ollamani S.A.B., which took place on January 31, 2024. Results from the Other Businesses segment’s assets that were spun-off are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2024 and 2023, in millions of Mexican pesos:

	1Q’24	Margin	1Q’23	Margin	Change
		%		%	%
Revenues	15,951.4	100.0	16,753.3	100.0	(4.8)
Operating segment income (1)	5,883.4	36.8	6,721.1	40.1	(12.5)
(1) The operating segment income margin is calculated as a percentage of segment revenues.
Revenues decreased by 4.8% to Ps.15,951.4 million in the first quarter of 2024, compared with Ps.16,753.3 million in the first quarter of 2023. This decline was driven mainly by the revenue decrease of 12.3% at Sky. Operating segment income fell by 12.5%, translating into a 36.8% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2024 and 2023, in millions of Mexican pesos:

	1Q’24	Margin	1Q’23	Margin	Change
		%		%	%
Revenues	15,951.4	100.0	16,753.3	100.0	(4.8)
Net income (loss)	951.7	6.0	(710.1)	(4.2)	n/a
Net income (loss) attributable to stockholders of the Company	951.8	6.0	(788.9)	(4.7)	n/a
Segment revenues	15,992.3	100.0	16,780.3	100.0	(4.7)
Operating segment income (1)	5,883.4	36.8	6,721.1	40.1	(12.5)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Net income or loss attributable to stockholders of the Company changed by Ps.1,740.7 million, to a net income of Ps.951.8 million in the first quarter of 2024, from a net loss of Ps.788.9 million in the first quarter of 2023.

This change reflected (i) a Ps.2,472.4 million favorable change in other income or expense, net; (ii) a Ps.1,021.3 million decrease in finance expense, net; (iii) a Ps.53.6 million increase in income from discontinued operations, net; and (iv) a Ps.78.9 million favorable change in net income or loss attributable to non-controlling interests.

These favorable variances were partially offset by (i) a Ps.658.9 million decrease in operating income before other income or expense; (ii) a Ps.453.4 million unfavorable change in share of income or loss of associates and joint ventures, net; and (iii) a Ps.773.2 million unfavorable change in income tax benefit or expense.

First-quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2024 and 2023, for each of our business segments. Consolidated results for the first quarter of 2024 and 2023 are presented in millions of Mexican pesos.

Revenues	1Q’24%		1Q’23%		Change %
Cable	11,908.7	74.5	12,122.7	72.2	(1.8)
Sky	4,083.6	25.5	4,657.6	27.8	(12.3)
Segment Revenues	15,992.3	100.0	16,780.3	100.0	(4.7)
Intersegment Operations (1)	(40.9)		(27.0)
Revenues	15,951.4		16,753.3		(4.8)

Operating Segment Income (2)	1Q’24	Margin %	1Q’23	Margin %	Change %
Cable	4,667.8	39.2	5,112.2	42.2	(8.7)
Sky	1,215.6	29.8	1,608.9	34.5	(24.4)
Operating Segment Income	5,883.4	36.8	6,721.1	40.1	(12.5)
Corporate Expenses	(185.8)	(1.2)	(182.4)	(1.1)	(1.9)
Depreciation and Amortization	(5,035.0)	(31.6)	(5,223.3)	(31.2)	3.6
Other income (expense), net	2,293.2	14.4	(179.2)	(1.1)	n/a
Intersegment Operations (1)	(29.9)	(0.2)	(23.8)	(0.1)	n/a
Operating Income	2,925.9	18.3	1,112.4	6.6	163.0
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Cable

Total net additions for the quarter were around 27.9 thousand RGUs. Broadband net additions were 10.7 thousand, while video net additions were about 2.8 thousand. We also had 10.1 thousand mobile net additions, ending the quarter with over 317.9 thousand mobile subscribers. These results reflect our strategy to focus on value customers and keep working on further churn reduction.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2024 and 2023.

RGUs	1Q’24 Net Adds	1Q’24	1Q’23
Video	2,754	4,062,248	4,489,090
Broadband	10,712	5,689,143	6,068,862
Voice	4,305	5,355,450	5,408,560
Mobile	10,117	317,924	264,313
Total RGUs	27,888	15,424,765	16,230,825

First quarter revenues decreased by 1.8% to Ps.11,908.7 million compared with Ps.12,122.7 million in the first quarter of 2023, driven by lower revenue from our MSO operations. Revenues in our MSO operations decreased by 2.3%, impacted by the RGU base clean-up that took place in the third quarter of last year. However, revenues in our Enterprise Operations increased by 4.1%.

First quarter operating segment income decreased by 8.7% to Ps.4,667.8 million compared with Ps.5,112.2 million in the first quarter of 2023. The margin reached 39.2%, declining by around 300 basis points year-on-year due to inflationary pressures in labor and content related costs. However, on a quarter-on-quarter basis profitability for our Cable segment increased by 60 basis points due to the ongoing efficiency measures that have been implemented since the third quarter of 2023.

The following table sets forth the breakdown of revenue, including consolidation adjustments, for our MSO and enterprise operations for the first quarter of 2024 and 2023.

Revenues Millions of Mexican pesos	1Q’24	1Q’23	Change %
MSO Operations (1)	10,844.4	11,100.6	(2.3)
Enterprise Operations (1)	1,064.3	1,022.1	4.1
Cable	11,908.7	12,122.7	(1.8)
Operating Segment Income	4,667.8	5,112.2	(8.7)
Margin (%)	39.2	42.2
(1) These results include consolidation adjustments.

Sky

During the quarter, Sky had 250.6 thousand RGUs disconnections, mainly driven by the loss of 212.4 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Sky as of March 31, 2024 and 2023.

RGUs	1Q’24 Net Adds	1Q’24	1Q’23
Video	(212,432)	5,354,994	6,073,322
Broadband	(34,214)	480,875	608,122
Voice	(21)	323	427
Mobile	(3,898)	28,604	16,381
Total RGUs	(250,565)	5,864,796	6,698,252

First-quarter revenues decreased by 12.3% to Ps.4,083.6 million compared with Ps.4,657.6 million in the first quarter of 2023, mainly explained by the year-on-year decline in RGUs.

First-quarter operating segment income fell by 24.4% to Ps.1,215.6 million compared with Ps.1,608.9 million in the first quarter of 2023, mainly driven by the lower revenue and higher costs and expenses related to the launch of Sky+, including the advertising campaign. The margin was 29.8%.

Corporate Expense

Corporate expense increased by Ps.3.4 million, or 1.9%, to Ps.185.8 million in the first quarter of 2024, from Ps.182.4 million in the first quarter of 2023. The increase reflected primarily an increase in other corporate expenses, which was partially offset by a lower share-based compensation expense.

Share-based compensation expense in the first quarter of 2024 and 2023 amounted to Ps.186.4 million and Ps. 229.0 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity grants are conditionally sold to officers and employees and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.2,472.4 million, to other income, net, of Ps.2,293.2 million in the first quarter of 2024, from other expense, net, of Ps.179.2 million in the first quarter of 2023. This change reflected primarily (i) a gain on sale of property to certain companies in our former Other Businesses segment that was recognized on January 31, 2024, in connection with the spin-off that we carried out on that date; and (ii) a decrease in loss on disposal of property and equipment. These favorable variances were partially offset by (i) an increase in non-recurring severance expense in connection with headcount reductions from efficiency actions in our Cable segment; and (ii) an increase in expense related to legal and financial advisory services.

The following table sets forth the breakdown of cash and non-cash other income (expense), net, stated in millions of Mexican pesos, for the quarters ended March 31, 2024 and 2023.

Other Income (Expense), net	1Q’24	1Q’23
Cash	(184.4)	(75.2)
Non-cash	2,477.6	(104.0)
Total	2,293.2	(179.2)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2024 and 2023.

	1Q’24	1Q’23	Favorable (Unfavorable) Change
Interest expense	(1,911.2)	(2,098.4)	187.2
Interest income	686.3	885.2	(198.9)
Foreign exchange gain (loss), net	55.0	(634.9)	689.9
Other finance income (expense), net	36.5	(306.6)	343.1
Finance expense, net	(1,133.4)	(2,154.7)	1,021.3

Finance expense, net, decreased by Ps.1,021.3 million, or 47.4%, to a Ps.1,133.4 million in the first quarter of 2024, from Ps.2,154.7 million in the first quarter 2023.

This decrease reflected:

(i)
a Ps.187.2 million decrease in interest expense, in connection with a lower average principal amount of debt in the first quarter of 2024, resulting primarily from prepayments made in 2023 of our debt;

(ii)
a Ps.689.9 million favorable change in foreign exchange gain or loss, net, resulting primarily from a 2.3% appreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar net liability position in the first quarter of 2024, compared to a 7.4% appreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar net asset position in the first quarter of 2023; and

(iii)
a Ps.343.1 million favorable change in other finance income or expense, net, resulting from a gain in fair value of our derivative contracts in the first quarter of 2024, compared to a loss in fair value in the first quarter of 2023.

These favorable variances were partially offset by a Ps.198.9 million decrease in interest income, explained primarily by a lower average amount of cash and cash equivalents in the first quarter of 2024.

Share of Income or loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.453.4 million, to a share of loss of Ps.356.6 million in the first quarter of 2024, from a share of income of Ps.96.8 million the first quarter of 2023. This change reflected primarily a share of loss of TelevisaUnivision.

Share of income or loss of associates and joint ventures, net, in the first quarter of 2024, included primarily our share of loss of TelevisaUnivision.

Income Taxes

Income taxes changed by Ps.773.2 million, to an income tax expense of Ps.541.0 million in the first quarter of 2024, from an income tax benefit of Ps.232.2 million in the first quarter of 2023, as we had an income before income taxes of Ps.945.5 million for the first quarter of 2024, compared to a loss before income taxes of Ps.1,435.9 million for the first quarter of 2023. This unfavorable change reflected primarily a non-cash tax expense in connection with a gain on sale of property that was recognized on January 31, 2024, in connection with the spin-off that we carried out on that date.

Income from Discontinued Operations, Net

In connection with the spin-off of businesses of our former Other Businesses segment (the “Spun-off Businesses”) on January 31, 2024, and the Company’s distribution of the related Spun-off Businesses to Ollamani, S.A.B. (“Ollamani”), a company that began to trade its shares in the form of CPOs separately from the Company on the Mexican Stock Exchange on February 20, 2024, beginning in the first quarter of 2024, we began presenting the results of operations of the Spun-off Businesses as income from discontinued operations in our consolidated statements of income for the month ended January 31, 2024, and for any comparative prior period.

Income from discontinued operations, net, increased by Ps.53.6 million, to Ps.56.8 million in the first quarter of 2024, from Ps.3.2 million in the first quarter of 2023. This increase reflected a higher net income from our Spun-off Businesses for the month ended January 31, 2024, compared to the three months ended March 31, 2023.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.78.9 million to a net loss attributable to non-controlling interest of Ps.0.1 million in the first quarter of 2024, compared with a net income attributable to non-controlling interest of Ps.78.8 million in the first quarter of 2023. This change reflected primarily a lower net loss attributable to non-controlling interests in our Cable and Sky segments.

Net loss attributable to non-controlling interests in the first quarter of 2024, included primarily a net loss attributable to non-controlling interests in our Cable segment.

Capital Expenditures

During the first quarter of 2024, we invested approximately U.S.$120.8 million (Ps.2,054.0 million) in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures for the first quarter of 2024 and 2023.

Capital Expenditures	1Q’24 (Millions of U.S. Dollars)	1Q’24 (Millions of Mexican Pesos)	1Q’23 (Millions of U.S. Dollars)	1Q’23 (Millions of Mexican Pesos)
Cable	95.9	1,630.2	167.1	3,115.1
Sky	24.0	408.3	42.9	799.0
Others	0.1	1.4	0.7	14.3
Continuing operations	120.0	2,039.9	210.7	3,928.4
Discontinued operations	0.8	14.1	-	1.3
Total	120.8	2,054.0	210.7	3,929.7

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of March 31, 2024 and December 31, 2023. Amounts are stated in millions of Mexican pesos.

	March 31, 2024	December 31, 2023	Increase (Decrease)
Current portion of long-term debt	13,578.5	9,988.0	3,590.5
Long-term debt, net of current portion	73,570.6	78,547.9	(4,977.3)
Total debt (1)	87,149.1	88,535.9	(1,386.8)
Current portion of long-term lease liabilities	1,143.9	1,280.9	(137.0)
Long-term lease liabilities, net of current portion	4,791.8	6,010.6	(1,218.8)
Total lease liabilities	5,935.7	7,291.5	(1,355.8)
Total debt and lease liabilities	93,084.8	95,827.4	(2,742.6)
(1) As of March 31, 2024 and December 31, 2023, total debt is presented net of finance costs in the amount of Ps.1,247.7 million and Ps.1,278.4 million, respectively.

As of March 31, 2024, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.57,456.3 million. The non-current investments in financial instruments amounted to an aggregate of Ps.3,021.7 million as of March 31, 2024.

On April 9, 2024, we (i) executed a credit agreement with a syndicate of banks (the “Credit Agreement”) for a five-year term loan in a principal amount of Ps.10,000 million, and a five-year revolving credit facility in the amount of U.S.$500 million, with loans thereunder to be funded in Mexican pesos; and (ii) terminated an unused revolving credit facility entered into 2022 with a syndicate of banks in the amount of U.S.$650 million, with an original maturity in 2025. The loans under the Credit Agreement will bear interest at a floating rate based on a spread over the 28-day TIIE rate depending on our leverage ratio. On April 11, 2024, we used the proceeds of the loans under the Credit Agreement to prepay in full amounts outstanding under the credit agreement entered into by the Company in 2019 with a syndicate of banks in the principal amount of Ps.10,000 million, with an original maturity in June 2024.

Agreement with AT&T for the acquisition of its participation in Sky Mexico

On April 3, 2024, we announced that it reached an agreement with AT&T for the acquisition of its participation in Sky, by which we would become owner of 100% of Sky’s capital stock. As part of this agreement, the transaction price would be paid by us in 2027 and 2028. The transaction is subject to customary regulatory approvals.

Shares Outstanding

As of March 31, 2024 and December 31, 2023, our shares outstanding amounted to 322,628.4 million and 323,976.5 million shares, respectively, and our CPO equivalents outstanding amounted to 2,757.5 million and 2,769.0 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2024 and December 31, 2023, the GDS (Global Depositary Shares) equivalents outstanding amounted to 551.5 million and 553.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

In 2023, we launched our new purpose that brings to life the mission and vision of our business - WE BRING PEOPLE CLOSER TO WHAT MATTERS MOST TO THEM. Our focus on environmental, social and governance issues is an integral part of our business purpose and strategy. Year after year, we continue to strengthen our commitment to connect lives, the reason why we redefined our ESG strategy focused on four pillars: Climate Resilient Connections, Digital Inclusion, Empowering People and Leading by Example.

Our transparency and reporting strategy is aligned with international frameworks and standards to meet the information requirements of external institutions. We prepare the Sustainability Report aligned with the Global Reporting Initiative (GRI), an internationally recognized framework for sustainability reporting that helps organizations report on their economic, environmental, and social impacts; as well as with the industry standards of the Sustainability Accounting Standards Board (SASB), and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Grupo Televisa supports the Ten Principles of the United Nations Global Compact (“UNGC”).

The Company has been selected as a member of the FTSE4Good Index Series. In addition, the Company, received the Socially Responsible Company Distinction (Empresa Socialmente Responsible), awarded by the Mexican Center for Philanthropy; and confirmed as a signatory to the United Nations Global Compact, the world's largest corporate sustainability initiative.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2023, which will be posted on the “Reports and Filings” section of our investor relations website at televisair.com, when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively. Please see attached tables for financial information.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
 (Millions of Mexican Pesos)

	March 31,		December 31,
	2024		2023
	(Unaudited)		(Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	32,606.8	Ps.	32,586.4
Trade accounts receivable, net		9,620.1		8,131.5
Other accounts receivable, net		340.3		339.6
Income taxes receivable		6,382.4		6,380.9
Other receivable taxes		5,369.6		6,304.2
Derivative financial instruments		141.6		251.7
Due from related parties		545.0		1,450.2
Transmission rights		1,595.0		1,725.6
Inventories		823.6		1,261.3
Contract costs		1,999.6		2,011.5
Other current assets		2,174.7		1,661.6
Total current assets		61,598.7		62,104.5

Non-current assets:
Trade accounts receivable, net of current portion		460.8		428.7
Due from related party		4,731.1		4,630.5
Transmission rights		641.2		641.2
Investments in financial instruments		3,021.7		2,586.6
Investments in associates and joint ventures		42,763.3		43,427.6
Property, plant and equipment, net		70,412.7		77,848.6
Investment property, net		2,769.2		2,790.2
Right-of-use assets, net		4,927.0		6,085.9
Intangible assets, net		40,715.4		40,389.8
Deferred income tax assets		17,094.4		18,203.1
Contract costs		3,258.3		3,318.7
Other assets		193.0		214.9
Total non-current assets		190,988.1		200,565.8
Total assets	Ps.	252,586.8	Ps.	262,670.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Millions of Mexican Pesos)

	March 31,		December 31,
	2024		2023
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	13,578.5	Ps.	9,988.0
Interest payable		1,204.9		1,506.8
Current portion of lease liabilities		1,143.9		1,280.9
Derivative financial instruments		192.2		-
Trade accounts payable and accrued expenses		13,784.1		12,861.1
Customer deposits and advances		1,620.2		1,391.5
Current portion of deferred revenue		287.7		287.7
Income taxes payable		642.8		774.4
Other taxes payable		2,856.8		2,948.1
Employee benefits		1,456.9		1,563.9
Due to related parties		297.8		579.0
Other current liabilities		1,655.2		1,709.4
Total current liabilities		38,721.0		34,890.8
Non-current liabilities:
Long-term debt, net of current portion		73,570.6		78,547.9
Lease liabilities, net of current portion		4,791.8		6,010.6
Derivative financial instruments		77.1		-
Deferred revenue, net of current portion		4,818.4		4,890.3
Deferred income tax liabilities		991.6		1,053.5
Post-employment benefits		688.5		733.1
Other long-term liabilities		1,606.9		1,871.6
Total non-current liabilities		86,544.9		93,107.0
Total liabilities		125,265.9		127,997.8

EQUITY
Capital stock		3,970.7		4,722.8
Additional paid-in capital		13,359.5		15,889.8
		17,330.2		20,612.6
Retained earnings:
Legal reserve		1,798.4		2,139.0
Unappropriated earnings		113,103.3		126,684.0
Net income (loss) for the year		951.7		(8,422.7)
		115,853.4		120,400.3
Accumulated other comprehensive loss, net		(9,171.5)		(9,866.8)
Shares repurchased		(12,082.2)		(11,865.7)
		94,599.7		98,667.8
Equity attributable to stockholders of the Company		111,929.9		119,280.4
Non-controlling interests		15,391.0		15,392.1
Total equity		127,320.9		134,672.5
Total liabilities and equity	Ps.	252,586.8	Ps.	262,670.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2024 AND 2023
(Millions of Mexican Pesos)

Three months ended March 31,
2024	2023 (1)
(Unaudited)	(Audited)

Revenues	Ps.	15,951.4	Ps.	16,753.3
Cost of revenues		10,411.9		10,714.7
Selling expenses		2,354.9		2,162.8
Administrative expenses		2,551.9		2,584.2
Income before other income or expense		632.7		1,291.6
Other income (expense), net		2,293.2		(179.2)
Operating income		2,925.9		1,112.4
Finance expense		(1,911.2)		(3,039.9)
Finance income		777.8		885.2
Finance expense, net		(1,133.4)		(2,154.7)
Share of (loss) income of associates and joint ventures, net		(356.6)		96.8
Income (loss) before income taxes		1,435.9		(945.5)
Income tax (expense) benefit		(541.0)		232.2
Net income (loss) from continuing operations		894.9		(713.3)
Income from discontinued operations, net		56.8		3.2
Net income (loss)	Ps.	951.7	Ps.	(710.1)

Net income (loss) attributable to:
Stockholders of the Company	Ps.	951.8	Ps.	(788.9)
Non-controlling interests		(0.1)		78.8
Net income (loss)	Ps.	951.7	Ps.	(710.1)

Basic earnings (loss) per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	0.33	Ps.	(0.28)
Discontinued operations		0.02		-
Total	Ps.	0.35	Ps.	(0.28)

(1) The Group’s condensed consolidated statement of income or loss for the three months ended March 31, 2023, has been prepared to present the income from discontinued operations of the Spun-off Businesses by the Group on January 31, 2024, based on the Group’s previously reported condensed consolidated statement of income or loss for the three months ended March 31, 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 26, 2024	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel